UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nippon Kanzai Kabushiki Kaisha

(Name of Subject Company)

Nippon Kanzai Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Kanzai Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

9-16 Rokutanjicho,

Nishinomiya-shi, Hyogo, 662-8588

Japan
+81 3 5299 0863

with a copy to:

Walter Van Dorn, Esq.

Dentons US LLP

1221 Sixth Avenue

New York, New York 10020-1089
(212) 768-6700

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 12, 2022

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents have been delivered to the Shareholders or published in the home jurisdiction of Subsidiary and are attachments to this Form CB:

Exhibit 99.1:	English Translation of a Notice of Resolution of Shareholders’ Meeting (the “Notice”)

(b) Not Applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933 has been included in the Notice.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

Not applicable

PART III — CONSENT TO SERVICE OF PROCESS

Nippon Kanzai Co., Ltd. also filed an irrevocable consent and power of attorney on Form F-X with the Commission on May 12, 2022. Nippon Kanzai Co., Ltd.. will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON KANZAI CO., LTD.

Date: June 17, 2022	By:	/s/ Shintaro Fukuda
	Name:	Shintaro Fukuda
	Title:	President and Representative Director

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